UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 9)*
Copart, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities) 217204 10 6
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 ☐ Rule 13d-l(b)
 ☐ Rule 13d-l(c)
 ☒ Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.		217204 10 6
1.		Names of Reporting Persons Willis J. Johnson
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,862,820 shares of Common Stock (1)
	6.	Shared Voting Power 13,753,513 of Common Stock (2)
	7.	Sole Dispositive Power 6,862,820 shares of Common Stock (1)
	8.	Shared Dispositive Power 13,753,513 shares of Common Stock (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,616,333 shares of Common Stock
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.		Percent of Class Represented by Amount in Row (9) 8.76%
12.		Type of Reporting Person (See Instructions) IN

(1)
Includes 3,595,300 shares held directly by Willis J. Johnson, 1,200,000 shares held in a grantor retained annuity trust, for which Mr. Johnson serves as trustee, 1,200,000 shares held in a second grantor retained annuity trust, for which Mr. Johnson serves as trustee, and 600,020 shares held by Willis and Reba’s Foundation, for which Mr. Johnson serves as President. Also includes options to purchase 267,500 shares of Common Stock, which will be exercisable within 60 days of December 31, 2018.

(2)
Includes 11,133,405 shares held by the Willis J. Johnson and Reba J. Johnson Revocable Trust DTD 1/16/1997, for which Mr. Johnson and his wife are trustees, 2,014,000 shares held by the Reba Family Limited Partnership II, for which Mr. Johnson and his wife are the general partners, 400,000 shares held directly by Willis J. Johnson and Reba J. Johnson as community property, 152,047 shares by Mr. Johnson and a family member in a joint account, and 54,061 shares held in a trust for the benefit of one of Mr. Johnson’s family members, for which Mr. Johnson serves as trustee.

(3)
The calculation of the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2018 is based on 228,205,906 shares of Common Stock indicated as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2019, plus options to purchase 267,500 shares of Common Stock, which will be exercisable within 60 days of December 31, 2018 held by the Reporting Person.

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Item 1.
(a)Name of Issuer:
Copart, Inc.
(b)Address of Issuer’s Principal Executive Offices:
14185 Dallas Parkway
Suite 300
Dallas, TX 75254
Item 2.
(a)Name of Person Filing:
Willis J. Johnson
(b)Address of Principal Business Office or, if none, Residence:
Willis J. Johnson
c/o Copart, Inc.
14185 Dallas Parkway
Suite 300
Dallas, TX 75254
(c)Citizenship:
United States of America
(d)Title of Class of Securities:
Common Stock
(e)CUSIP Number:
217204 10 6
Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G/A is provided as of December 31, 2018.
(a) Amount Beneficially Owned: 20,616,633
(b) Percent of Class: 8.76% (1)

(c) Number of shares as to which such persons have:

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(i) Sole power to vote or to direct the vote: 6,595,320 (2)
(ii) Shared power to vote or to direct the vote: 13,753,513 (3)
(iii) Sole power to dispose or to direct the disposition of: 6,595,320 (2)
(iv) Shared power to dispose or to direct the disposition of: 13,753,513 (3)

(1)
The calculation of the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2018 is based on 228,205,906 shares of Common Stock indicated as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2019, plus options to purchase 267,500 shares of Common Stock, which are exercisable within 60 days of December 31, 2018 held by the Reporting Person.

(2)
Includes 3,595,300 shares held directly by Willis J. Johnson, 1,200,000 shares held in a grantor retained annuity trust, for which Mr. Johnson serves as trustee, 1,200,000 shares held in a second grantor retained annuity trust, for which Mr. Johnson serves as trustee, and 600,020 shares held by Willis and Reba’s Foundation, for which Mr. Johnson serves as President.

(3)
Includes 11,133,405 shares held by the Willis J. Johnson and Reba J. Johnson Revocable Trust DTD 1/16/1997, for which Mr. Johnson and his wife are trustees, 2,014,000 shares held by the Reba Family Limited Partnership II, for which Mr. Johnson and his wife are the general partners, 400,000 shares held directly by Willis J. Johnson and Reba J. Johnson as community property, 152,047 shares by Mr. Johnson and a family member in a joint account, and 54,061 shares held in a trust for the benefit of one of Mr. Johnson’s family members, for which Mr. Johnson serves as trustee.

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

WILLIS J. JOHNSON

/s/ Willis J. Johnson

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